Exhibit 99.10

HOCHE PARTNERS PHARMA HOLDING S.A.

58, rue Charles Martel
L-2134 Luxembourg

To:

Procaps Group, S.A. - Board of Directors

9, rue De Bitbourg

L-1273 Luxembourg

Grand Duchy of Luxembourg

(the Company or Procaps)

With a copy to its statutory auditor

Mr. Carlos Piocuda

78 B 201, Calle 80

080001, Barranquilla, Colombie

February 12, 2024

Dear Sirs:

We are in receipt of the Minutes of the General Meeting of Shareholders (“General Meeting”) of Procaps Group, S.A. (the “Company”) held on January 22, 2024. For the first resolution, i.e., revocation of the board of directors of the Company (the “Board”) with effect as of the date of the General Meeting of Shareholders of the Company, we have determined that approximately 66.22% of the 68.55% of the votes AGAINST revocation of the Board were cast by the Minski family’s voting bloc.

22.11% voted FOR the resolution to revoke the Board. This significant number of votes came from shareholders who are not part of the Minski family’s voting bloc, including Hoche. Additionally, 9.33% of the shareholders, also unrelated to the Minski family, ABSTAINED. Only the Minksi voting bloc voted against revoking the Board. The results are indicative of the Minski family’s continued hold over the Company, which is consistent with our position of non-alignment of the Company’s existing Board with the interests of the public stockholders other than the Minski family.

Hoche and the other shareholders are concerned about the waning corporate governance standards and long-term financial capabilities of the Company. Based on these voting results, it appears obvious that the Board no longer has the trust and support of the shareholders unaffiliated with the Minski family.

We continue to believe that if the Board is replaced by professional and independent directors, we believe the Company could create long-term value for all its shareholders.

We request that a copy of this letter be shared with all other shareholders.

Sincerely,

hoche partners pharma holding s.a.

By:	/s/ Roman Sokolowski
Name: Roman Sokolowski
Title: Director

Stonehage Fleming Corporate Service Luxembourg S.A., Director

By:	/s/ Peter Egan
Name: Peter Egan
Title: Director

By:	/s/ Ariane Vansimpsen
Name: Ariane Vansimpsen
Title: Director

cc: Mr. Patricio Vargas CFO